Exhibit 99.1

Locafy Reports Fiscal First Half 2024 Results

Fiscal First Half 2024 Highlighted by Ongoing Cost Reduction Initiatives Resulting in $3.6 Million Year-Over-Year Decrease in Operating Expenses

Partnerships with diDNA and Localista, Hotfrog Proximity Page Application Launch Underscore Locafy’s Shift Towards Global Publisher and Media Organization Strategy

PERTH, Australia – April 2, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today reported financial results for the 2024 fiscal first half ended December 31, 2023. All financial results are reported in Australian Dollars (AUD).

Recent Operational Highlights

●	Announced a partnership agreement with diDNA, a leading ad tech provider for the publisher ecosystem. With this partnership, diDNA will implement Locafy’s Article Accelerator alongside diDNA’s existing advertising software to allow diDNA’s publishers to increase the prominence of advertorials within online search results for competitive keywords. The agreement will begin with a paid trial for 10-15 publishers in diDNA’s network and, if successful, will be expanded to their broader set of publishers.

●	Signed a series of commercial agreements with Localista, the largest lifestyle and travel directory in Australia and New Zealand. Through these agreements, Locafy acquired Scoop’s digital assets, agreed to provide SEO consulting services to Localista’s retained asset, and added Localista’s sales team as a reseller of Locafy’s Article Accelerator.

●	Launched Hotfrog Proximity Page, an application built in partnership with Yext. Hotfrog Proximity Page is a unique application that combines Yext’s extensive business listing database network with Locafy’s SEO technology to empower local businesses to effortlessly create for themselves one or more dynamic landing pages that are optimized for SEO performance. Hotfrog Proximity Page is expected to allow users to enhance their online presences and drive traffic to their main websites.

Management Commentary

“Our 2024 fiscal first half presented several promising opportunities for our business that inform our optimism for the rest of the fiscal year,” said Locafy CEO Gavin Burnett. “Recent search engine algorithm updates created persistent headwinds for both the existing online search ecosystem and our traditional business. Content-based sites drive revenue from advertising and affiliate commissions, and dramatic website traffic losses caused by these algorithm updates, sometimes in excess of 90% in the past 18 months, materially impacted our partners’ advertising income and budgets. These challenges reached our top resellers, dampening the expected upside from recent reseller partnerships.”

“Our Article Accelerator technology has proven very successful for media brands hoping to rapidly combat the effects of these algorithmic changes,” continued Burnett. “As we move into the second half of the year, we’ve effectively reduced our expenses and managed our lean cost structure to give us the flexibility to shift our strategy. By deploying our proprietary SEO technology and expertise, we are confident that we can reverse the fortunes of struggling content-based websites under our control. We have already started diversifying our go-to-market strategy to acquire additional digital properties and expand our publishing reach, as highlighted by our partnerships with diDNA and Localista. We believe we are on a path to becoming a global publisher and media organization that specializes in content-rich websites in high-value advertising categories. We look forward to providing updates in the coming quarters.”

2024 Fiscal First Half Financial Results

Results compare the 2024 fiscal first half end (December 31, 2023) to the 2023 fiscal first half end (December 31, 2022) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue decreased 28.3% to $2.0 million from $2.8 million in the comparable year-ago period.

○	Subscription revenue decreased 34.4% to $1.4 million from $2.1 million in the comparable year-ago period. Compared to the 2024 fiscal first quarter, subscription revenue decreased 19.0%. The decrease in subscription revenue was attributable to the Company continuing to extend billing relief to customers whose campaigns on our Proximity product were affected by the transition onto Locafy’s upgraded technology platform (the “Platform”), together with a higher rate of customer churn compared to previous periods.

○	Advertising revenue remained steady at $167,000 in both the current and comparable year-ago period. Compared to the 2024 fiscal first quarter, advertising revenue decreased 28.0%.

○	Data revenue decreased 4.6% to $430,000 from $451,000 in the comparable year-ago period. Compared to the 2024 fiscal first quarter, data revenue increased 1.4%.

○	Services revenue decreased 74.3% to $12,000 from $49,000 in the comparable year-ago period. Compared to the 2024 fiscal first quarter, services revenue decreased 56.9%. These decreases are due to comparatively lower custom website builds in each respective period.

●	Other income decreased 96.0% to $7,000 from $165,000 in the comparable year-ago period. The variance is attributed to the Company’s assessment (as at the respective reporting period) of the extent and likelihood of its ability to claim a Research & Development tax incentive.

●	Cost of sales decreased 64.1% to $318,000 from $888,000 in the comparable year-ago period.

●	Gross margin for the 2024 fiscal second quarter increased to 81.4% from 68.7% for the comparable year-ago period.

●	Operating expenses decreased 51.6% to $3.3 million from $7.0 million in the comparable year-ago period. This included a 56.5% decrease in technology expenses to $450,000 from $1.0 million in the comparable year ago period as a result of the Company’s ongoing efforts to upgrade its Platform, including changes to its technology stack and the reduction of third-party product subscriptions. Employee benefits expense decreased 63.6% to $1.6 million from $4.3 million in the comparable year ago period. The Company has in the intervening period significantly reduced headcount, particularly in underperforming sales regions and across all business units. New hires have predominantly been made in more “cost efficient” regions. Depreciation and amortization expense increased 45.4% to $719,000 from $494,000 in the comparable year ago period. This increase is mainly due to the higher starting cost base of capitalized development cost for fiscal 2024 compared to fiscal 2023.

●	Net loss was $1.4 million, or $1.12 per diluted share, compared to a net loss of $4.0 million, or $3.93 per diluted share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

Unless otherwise specified, KPI data has been recorded as of the 2024 fiscal second quarter end (December 31, 2023).

●	Monthly recurring revenue (MRR) for the 2024 fiscal second quarter was $314,000, a 32.2% decrease compared to $464,000 for the comparable year-ago period, and a 12.5% decrease compared to $360,000 for the 2024 fiscal first quarter.

●	Total active reseller count for the 2024 fiscal second quarter was 87 resellers, a 35.1% decrease compared to 134 resellers for the comparable year-ago period, and a 12.1% decrease compared to 99 resellers as of September 30, 2023.

●	Total end user count for the 2024 fiscal second quarter was 947 end users, a 25.3% decrease compared to 1,268 end users for the comparable year-ago period, and a 9.6% decrease compared to 1,048 end users as of September 30, 2023.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Locafy’s recent Platform upgrade caused a significant change to the calculation of average page metrics, and Locafy management no longer views these metrics as relevant indicators of the performance of Locafy technology. The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on October 11, 2023, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku
Gateway Investor Relations
(949) 574-3860
LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	6 months to 31 Dec 2023 AUD $	6 months to 31 Dec 2022 AUD $
Revenue	2,035,683	2,839,089
Other income	6,600	164,817
Technology expense	(450,614)	(1,036,224)
Employee benefits expense	(1,600,837)	(4,396,441)
Occupancy expense	(47,096)	(60,586)
Advertising expense	(132,864)	(158,891)
Consultancy expense	(464,789)	(530,086)
Depreciation and amortization expense	(719,278)	(494,786)
Other expenses	(42,334)	(65,792)
Reversal/(Impairment) of financial assets	67,146	(259,888)
Operating loss	(1,348,383)	(3,998,788)
Financial cost	(78,288)	(45,900)
Loss before income tax	(1,426,671)	(4,044,688)
Income tax expense	-	-
Loss for the period after tax	(1,426,671)	(4,044,688)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	17,644	(7,438)
Total comprehensive profit/(loss) for the period	(1,409,027)	(4,052,126)

Earnings per share
Basic loss per share	(1.12)	(3.93)
Diluted loss per share	(1.12)	(3.93)

Locafy Limited

Consolidated Statement of Financial Position

	6 months to 31 Dec 2023 AUD $	Year to 30 Jun 2023 AUD $
Assets
Current assets
Cash and cash equivalents	724,581	3,174,700
Trade and other receivables	868,492	1,288,513
Other assets	453,763	356,782
Total current assets	2,046,836	4,819,995
Non-current assets
Property, plant and equipment	317,618	380,018
Right of use assets	268,558	314,596
Intangible assets	4,022,887	3,720,272
Total non-current assets	4,609,063	4,414,886
Total assets	6,655,899	9,234,881

Liabilities
Current liabilities
Trade and other payables	1,289,251	2,507,573
Borrowings	271,600	301,600
Provisions	226,547	214,465
Accrued expenses	357,776	512,611
Lease liabilities	120,287	85,165
Contract and other liabilities	139,120	152,211
Total current liabilities	2,404,581	3,773,625
Non-current liabilities
Lease liabilities	269,500	332,578
Provisions	33,559	48,271
Accrued expenses	90,450	90,450
Total non-current liabilities	393,509	471,299
Total liabilities	2,798,090	4,244,924
Net assets	3,857,809	4,989,957

Equity
Issued capital	47,805,798	47,930,486
Reserves	2,696,635	2,404,933
Accumulated losses	(46,644,624)	(45,345,462)
Total equity	3,857,809	4,989,957

Locafy Limited

Consolidated Statement of Cash Flows

	6 months to 31 Dec 2023 AUD $	6 months to 31 Dec 2022 AUD $
Cash flows from operating activities
Receipts from customers (inclusive of GST)	1,837,481	2,743,777
Payments to suppliers and employees (inclusive of GST)	(3,312,368)	(4,753,048)
R&D Tax Incentive and government grants	561,501	164,817
Financial cost	(78,288)	(45,900)
Net cash used by operating activities	(991,674)	(1,890,354)

Cash flows from investing activities
Purchase of intellectual property	(1,190,222)	(1,161,145)
Purchase of property, plant and equipment	-	(2,171)
Maturity of term deposit	40,000	-
Net cash used by investing activities	(1,150,222)	(1,163,316)

Cash flows from financing activities
Payment for share issue costs	(245,586)	-
Repayment of borrowings	(30,000)	(6,500)
Leasing liabilities	(27,956)	(10,936)
Net cash from financing activities	(303,542)	(17,436)

Net decrease in cash and cash equivalents	(2,445,438)	(3,071,106)
Net foreign exchange difference	(4,681)	(7,438)
Cash and cash equivalents at the beginning of the period	3,174,700	4,083,735
Cash and cash equivalents at the end of the period	724,581	1,005,191